UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.       )*

The Crypto Company

(Name of Issuer)

Class A Common Stock, $0.001 Par Value
(Title of Class of Securities)

22906C1027
(CUSIP Number)

March 8, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 22906C1027

1.	Names of Reporting Person

Dempsey Capital Pty Ltd.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Australia

	5.	Sole Voting Power
Number of Shares		-
Beneficially Owned By Each	6.	Shared Voting Power 1,403,623(1)
Reporting Person With	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power
		1,403,623(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,403,623(1), (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented By Amount in Row (9)

6.25%(2)

12.	Type of Reporting Person (See Instructions)

OO

(1)	As of November 30, 2021, the Alium Alpha Fund (the “Fund”) owned 1,056,123 shares of common stock of The Crypto Company (the “Issuer”) and also owned warrants exercisable to acquire an aggregate of an additional 347,500 shares of common stock of the Issuer. Dempsey Capital Pty Ltd. is the trustee of the Fund and in such capacity has voting and dispositive power over the securities held by the Fund. Pursuant to an Investment Management Agreement Dempsey Capital Pty Ltd. has delegated voting and dispositive power over the shares beneficially owned by the Fund to Alium Capital Management Pty Ltd. That Investment Management Agreement is terminable by Dempsey Capital Pty Ltd. Neither Dempsey Capital Pty Ltd. nor Alium Capital Management Pty Ltd. have an economic interest in the securities of the Fund.

(2)	Based on 22,126,793 shares of the Issuer’s common stock outstanding as of November 1, 2021 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021.

CUSIP: 22906C1027

1.	Names of Reporting Person

Alium Capital Management Pty Ltd.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

c.	[ ]
d.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Australia

	5.	Sole Voting Power
Number of Shares		-
Beneficially Owned By Each	6.	Shared Voting Power 1,403,623(1)
Reporting Person With	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power
		1,403,623 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,403,623), (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented By Amount in Row (9)

6.25%(2)

12.	Type of Reporting Person (See Instructions)

IA

(1)	As of November 30, 2021, the Alium Alpha Fund (the “Fund”) owned 1,056,123 shares of common stock of The Crypto Company (the “Issuer”) and also owned warrants exercisable to acquire an aggregate of an additional 347,500 shares of common stock of the Issuer. Dempsey Capital Pty Ltd. is the trustee of the Fund and in such capacity has voting and dispositive power over the securities held by the Fund. Pursuant to an Investment Management Agreement Dempsey Capital Pty Ltd. has delegated voting and dispositive power over the shares beneficially owned by the Fund to Alium Capital Management Pty Ltd. That Investment Management Agreement is terminable by Dempsey Capital Pty Ltd. Neither Dempsey Capital Pty Ltd. nor Alium Capital Management Pty Ltd. have an economic interest in the securities of the Fund.

(2)	Based on 22,126,793 shares of the Issuer’s common stock outstanding as of November 1, 2021 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021.

Item 1(a)	Name of Issuer:

The Crypto Company (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

23823 Malibu Road, Suite 50477
Malibu, CA 90265

Item 2(a)	Name of Person Filing:

Dempsey Capital Pty Ltd.
Alium Capital Management Pty Ltd.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Level 2, Domain House
139 Macquarie Street
Sydney NSW 2000

Item 2(c)	Citizenship:

Australia

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e)	CUSIP Number:

22906C1027

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

See the responses to Item 9 on the attached cover pages.

Item 4(b)	Percent of Class:

See the responses to Item 11 on the attached cover pages.

Item 4(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

As of November 30, 2021, the Alium Alpha Fund (the “Fund”) owned 1,056,123 shares of common stock of the Issuer and also owned warrants exercisable to acquire an aggregate of an additional 347,500 shares of common stock of the Issuer. Dempsey Capital Pty Ltd. is the trustee of the Fund. Pursuant to an Investment Management Agreement Dempsey Capital Pty Ltd. has delegated voting and dispositive power over the shares beneficially owned by the Fund to Alium Capital Management Pty Ltd. That Investment Management Agreement is terminable by Dempsey Capital Pty Ltd. Neither Dempsey Capital Pty Ltd nor Alium Capital Management Pty Ltd. have an economic interest in the securities of the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 22, 2021	ALIUM CAPITAL MANAGEMENT PTY LTD

		By:	/s/ Michael Considine
		Title:	Director

Date:	December 22, 2021	DEMPSEY CAPITAL PTY LTD

		By:	/s/ Michael Considine
		Title:	Director

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the foregoing Statement on Schedule 13G with respect to the shares of common stock of The Crypto Company. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Date:	December 22, 2021	ALIUM CAPITAL MANAGEMENT PTY LTD

		By:	/s/ Michael Considine
		Title:	Director

Date:	December 22, 2021	DEMPSEY CAPITAL PTY LTD

		By:	/s/ Michael Considine
		Title:	Director